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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14 )1

NACCO Industries, Inc.
(Name of Issuer)
Class A Common Stock, par value $1.00 per share
(Title of Class of Securities)
629579 1 03
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 29 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 10 3	Page	2	of	29

1	NAMES OF REPORTING PERSONS: Clara L. T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,229

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		107,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	107,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	629579 10 3	Page	3	of	29

1	NAMES OF REPORTING PERSONS: Alfred M. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		128,102

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		639,799

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		128,102

WITH	10	SHARED DISPOSITIVE POWER:

		639,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	767,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	4	of	29

1	NAMES OF REPORTING PERSONS: Thomas T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		54,824

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		456,708

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		54,824

WITH	10	SHARED DISPOSITIVE POWER:

		456,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	511,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	5	of	29

1	NAMES OF REPORTING PERSONS: Claiborne R. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		33,681

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		472,564

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,681

WITH	10	SHARED DISPOSITIVE POWER:

		472,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	506,245

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 03	Page	6	of	29

1	NAMES OF REPORTING PERSONS: Roger F. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		75,210

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		450,341

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,210

WITH	10	SHARED DISPOSITIVE POWER:

		450,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	525,551

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	7	of	29

1	NAMES OF REPORTING PERSONS: John C. Butler, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		12,969

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,517

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,969

WITH	10	SHARED DISPOSITIVE POWER:

		376,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	389,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	8	of	29

1	NAMES OF REPORTING PERSONS: Matthew M. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,241

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500

WITH	10	SHARED DISPOSITIVE POWER:

		348,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	349,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	9	of	29

1	NAMES OF REPORTING PERSONS: James T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		15,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,838

WITH	10	SHARED DISPOSITIVE POWER:

		338,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	354,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	10	of	29

1	NAMES OF REPORTING PERSONS: Alison A. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		6,774

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		75,210

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,774

WITH	10	SHARED DISPOSITIVE POWER:

		518,777

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	525,551

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	11	of	29

1	NAMES OF REPORTING PERSONS: Victoire G. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		20,361

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		303,973

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,361

WITH	10	SHARED DISPOSITIVE POWER:

		747,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	767,901

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	12	of	29

1	NAMES OF REPORTING PERSONS: Corbin K. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,977

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		64,988

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,977

WITH	10	SHARED DISPOSITIVE POWER:

		508,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	511,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	13	of	29

1	NAMES OF REPORTING PERSONS: Chloe O. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		6,372

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,306

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,372

WITH	10	SHARED DISPOSITIVE POWER:

		499,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	506,245

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	14	of	29

1	NAMES OF REPORTING PERSONS: David B. Williams

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,452

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,046

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,452

WITH	10	SHARED DISPOSITIVE POWER:

		378,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	379,793

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	15	of	29

1	NAMES OF REPORTING PERSONS: Clara Rankin Williams

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,529

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,969

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,529

WITH	10	SHARED DISPOSITIVE POWER:

		378,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	379,793

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	16	of	29

1	NAMES OF REPORTING PERSONS: Scott Seelbach

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		77

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,278

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		77

WITH	10	SHARED DISPOSITIVE POWER:

		348,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	348,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	629579 10 3	Page	17	of	29

1	NAMES OF REPORTING PERSONS: Elizabeth B. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		77

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,664

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		77

WITH	10	SHARED DISPOSITIVE POWER:

		348,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	349,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	18	of	29

1	NAMES OF REPORTING PERSONS: Claiborne R. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		345,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	345,792

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	19	of	29

1	NAMES OF REPORTING PERSONS: Helen R. Butler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		51,486

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		389,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	389,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	20	of	29

1	NAMES OF REPORTING PERSONS: Julia L. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		343,222

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	343,222

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	21	of	29

1	NAMES OF REPORTING PERSONS: Thomas Parker Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		3,477

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,477

WITH	10	SHARED DISPOSITIVE POWER:

		338,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	341,772

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Page	22	of	29
     This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”) that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”) and as amended on February 14, 2006 (the “Amendment No. 13”) (collectively, the “Filings”). This Amendment No. 14 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.
Item 2. Identity and Background.
     (a) – (c) Item 2 of the Filings is hereby amended as follows:
          The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Matthew M. Rankin. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.
          The statements under the heading Corbin K. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Corbin K. Rankin. Ms. Rankin’s address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.
          The statements under the heading Claiborne R. Rankin, Jr., which appear in the filings, are hereby deleted and replaced in their entirety by the following:
     Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is a commercial retail real estate salesperson with Edgemark Commercial Real Estate Services LLC.
          The statements under the heading Helen R. Butler, which appear in the filings, are hereby deleted and replaced by the following:
     Helen R. Butler. Ms. Butler’s business address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is employed as a part-time consultant.
          The statements under the heading Scott W. Seelbach, which appear in the filings, are hereby deleted and replaced by the following:
     Scott W. Seelbach. Mr. Seelbach’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.
Item 5. Interest in Securities of the Issuer.
     (a) – (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

CUSIP No.	629579 10 3	Page	23	of	29
     Pursuant to the Act and the regulations thereunder the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 5.1% of the outstanding Class A Common as of December 31, 2006.
     The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara L.T. Rankin is hereby deleted and replaced in its entirety by the following:
          Clara L.T. Rankin. Mrs. Rankin (a) shares with the other partners of Rankin Associates IV, L.P., a Delaware limited partnership (“Rankin IV”), the power to dispose of 105,272 shares of Class A Common held by Rankin IV; and (b) shares with her son (Alfred M. Rankin, Jr.) the power to vote and dispose of 2,229 shares of Class A Common held in trust for her benefit. Collectively, the 107,501 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 1.6% of the Class A Common outstanding as of December 31, 2006. Mrs. Rankin is no longer a partner in the Partnership and no longer shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership. Pursuant to the Act and the regulations thereunder, Mrs. Rankin is no longer deemed a member of the group for purposes of the Filings.
     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:
          Alfred M. Rankin, Jr. Mr. Rankin (a) shares with National City Bank, a national banking association (“NCB”), the power to vote and dispose of 2,000 shares of Class A Common pursuant to an agreement with his mother (Clara L. T. Rankin), creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with his mother the power to vote and dispose of 28,000 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (d) shares with his daughter (Helen R. Butler) the power to vote and dispose of 38,517 shares of Class A Common held in trust for the benefit of that daughter; (e) shares with another daughter (Clara R. Williams) the power to vote and dispose of 38,517 shares of Class A Common held in trust for the benefit of that daughter; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (g) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (h) has the sole power to vote and dispose of 114,102 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (i) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother; (j) has the sole power to vote and dispose of 14,000 shares of Class A Common held in an individual retirement account; (k) shares with his mother the power to vote and dispose of 2,229 shares of Class A Common held in trust for the benefit of his mother; (l) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 20,361 shares of Class A Common owned by his spouse; and (m) has the sole power to vote and dispose of 10,000 shares of Class A Common held in the Clara L.T. Rankin Qualified Annuity Interest Trust 2008A as trustee of such trust. Collectively, the 767,901 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.6% of the Class A Common outstanding as of December 31, 2006.
     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin is hereby deleted and replaced in its entirety by the following:
          Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 54,824 shares of Class A Common under the Thomas Rankin Trust; (b) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 2,977 shares of Class A Common owned by his spouse; (c) shares as a co-trustee with his son (Matthew M. Rankin) of a trust for the benefit of his son the power to vote and dispose of 10,164 shares of Class A Common; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote

CUSIP No.	629579 10 3	Page	24	of	29
and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 511,532 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2006.
     The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety by the following:
          Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 33,681 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 7,497 shares of Class A Common held in trust for the benefit of his son (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 4,927 shares of Class A Common held in trust for the benefit of his daughter (Julia L. Rankin); (d) is deemed to share, as trustee, the power to vote and dispose of 10,201 shares of Class A Common held in trust for the benefit of his other daughter (Chloe R. Seelbach); (e) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 6,372 shares of Class A Common owned by his spouse; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (g) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 506,245 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.6% of the Class A Common outstanding as of December 31, 2006.
     The ninth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Roger F. Rankin is hereby deleted and replaced in its entirety by the following:
          Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,210 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 3,092 shares of Class A Common held in trust for his daughter (A. Farnham Rankin), and 1,205 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 2,477 shares of Class A Common owned by his spouse; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,551 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2006.
     The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety by the following:
          John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 12,969 shares of Class A Common held by Mr. Butler, including (i) 7,110 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) as trustee, 1,607 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler) and (iv) as trustee, 1,452 shares of Class A Common held in a trust for the benefit of his minor son (Griffith C. Butler); and (c) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 38,517 shares of Class A Common beneficially owned by his spouse. Collectively, the 389,781 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2006.
     The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin is hereby deleted and replaced in its entirety by the following:

CUSIP No.	629579 10 3	Page	25	of	29
          Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 500 shares of Class A Common; (b) as a co-trustee, Mr. Rankin shares with his father (Thomas T. Rankin) the power to vote and dispose of 10,164 shares of Class A Common held in a trust for the benefit of Mr. Rankin; (c) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (d) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 77 shares of Class A Common owned by his spouse. Collectively, the 349,036 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2006.
     The thirteenth paragraph thirteen under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of James T. Rankin is hereby deleted and replaced in its entirety by the following:
          James T. Rankin. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership and (b) has sole power to vote and dispose of 15,838 shares of Class A Common. Collectively, the 354,133 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2006.
     The fourteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alison A. Rankin is hereby deleted and replaced in its entirety by the following:
          Alison A. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 2,477 shares of Class A Common; (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,210 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) has the sole power to vote and to dispose of 3,092 shares of Class A Common held in trust for a daughter (A. Farnham Rankin) and 1,205 shares of Class A Common held in trust for another daughter (Elizabeth M. Rankin), as trustee under both trusts; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,551 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2006.
     The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety by the following:
          Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 20,361 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 2,000 shares of Class A Common held by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L. T. Rankin because her spouse is a co-trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 28,000 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L. T. Rankin because her spouse is trustee of such trust; (e) is deemed to share with her spouse the power to vote and dispose of 26,608 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (f) is deemed to share with her spouse the power to vote and dispose of 38,517 shares of Class A Common owned by a trust created for the benefit of her daughter (Helen R. Butler) because her spouse is trustee of such trust; (g) is deemed to share with her spouse the power to vote and dispose of 38,517 shares of Class A Common held in trust for the benefit of another daughter (Clara R. Williams) because her spouse is trustee of such trust; (h) is deemed to share with her spouse the power to vote and dispose of 114,102 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (i) is deemed to share with her spouse the power to vote and dispose of an additional 14,000 shares of Class A Common held by her spouse in an individual retirement account; (j) is deemed to share with her spouse the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin

CUSIP No.	629579 10 3	Page	26	of	29
because her spouse is a co-trustee of such trust; (k) is deemed to share with her spouse the power to vote and dispose of 2,229 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is trustee of such trust; (l) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV; and (m) is deemed to share with her spouse the power to vote and dispose of 10,000 shares of Class A Common held in the Clara L.T. Rankin Qualified Annuity Trust 2008A because her spouse is the trustee of such trust. Collectively, the 768,701 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 11.6% of the Class A Common outstanding as of December 31, 2006.
     The sixteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Corbin K. Rankin is hereby deleted and replaced in its entirety by the following:
          Corbin K. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 2,977 shares of Class A Common held by Mrs. Rankin; (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 54,824 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) is deemed to share with her spouse the power to vote and dispose of 10,164 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (Matthew M. Rankin); and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 511,532 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2006.
     The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety by the following:
          Chloe O. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 33,681 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) is deemed to share with her spouse the power to vote and dispose of 7,497 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 4,927 shares of Class A Common held in a trust for the benefit of her daughter (Julia L. Rankin) because her spouse is trustee of such trust; (e) is deemed to share with her spouse the power to vote and dispose of 10,201 shares of Class A Common owned by a trust created for the benefit of her daughter (Chloe R. Seelbach) because her spouse is trustee of such trust; (f) has the sole power to vote and dispose of 6,372 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin; and (g) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 506,245 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.6% of the Class A Common outstanding as of December 31, 2006.
     The eighteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by David B. Williams is hereby deleted and replaced in its entirety by the following:
          David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 1,452 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 38,517 shares of Class A Common beneficially owned by his spouse; (d) is deemed to share with his spouse the power to vote and dispose of 1,452 shares of Class A Common held by his spouse as custodian for their minor daughter (Margo J.V. Williams); and (e) is deemed to share with his spouse the power to vote and dispose of 77 shares of Class A Common held by his spouse as custodian for their minor daughter (Helen C. Williams). Collectively, the 379,793 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2006.

CUSIP No.	629579 10 3	Page	27	of	29
     The nineteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams is hereby deleted and replaced in its entirety by the following:
          Clara Rankin Williams. Mrs. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 38,517 shares of Class A Common held by a revocable trust created for her benefit and for which her father is the trustee; (c) has sole power to vote and dispose of 1,452 shares of Class A Common held by Mrs. Williams, as custodian for her minor daughter (Margo J.V. Williams); (d) has sole power to vote and dispose of 77 shares of Class A Common held by Mrs. Williams, as custodian for her minor daughter (Helen C. Williams); and (e) is deemed to share the power to vote and dispose of 1,452 shares of Class A Common owned by her spouse (David B. Williams). Collectively, the 379,793 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2006.
     The twentieth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Scott Seelbach is hereby deleted and replaced in its entirety by the following:
          Scott Seelbach. Mr. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share the power to vote and dispose of 10,201 shares of Class A Common held in trust for the benefit of his spouse (Chloe E. Seelbach); (c) is deemed to share with his spouse the power to vote and dispose of 77 shares of Class A Common held by his spouse as custodian for their minor daughter (Taplin E. Seelbach); and (d) has sole power to vote and dispose of 77 shares of Class A Common. Collectively, the 348,650 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2006.
     The twenty-second paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Elizabeth B. Rankin is hereby deleted and replaced in its entirety by the following:
          Elizabeth B. Rankin. Mrs. Rankin (a) has sole power to vote and dispose of 77 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 10,164 shares of Class A Common held in a trust for the benefit of her spouse, for which her spouse is a co-trustee; and (d) is deemed to share with her spouse the power to vote and dispose of 500 shares of Class A Common owned by her spouse. Collectively, the 349,036 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2006.
     The twenty-third paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:
          Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 7,497 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, for his benefit with his father (Claiborne R. Rankin) as trustee. Collectively, the 345,792 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2006.
     The twenty-fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Helen R. Butler is hereby deleted and replaced in its entirety by the following:

CUSIP No.	629579 10 3	Page	28	of	29
          Helen R. Butler. Mrs. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 12,969 shares of Class A Common held by Mr. Butler, including (i) 7,110 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account, (iii) 1,607 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler) for which her spouse is trustee, and (iv) 1,452 shares of Class A Common held in a trust for the benefit of her minor son (Griffith C. Butler) for which her spouse is trustee; and (c) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 38,517 shares of Class A Common held by a revocable trust, created for her benefit and for which her father is the trustee. Collectively, the 389,781 shares of Class A Common beneficially owned by Mrs. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2006.
     The twenty-fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Julia L. Rankin is hereby deleted and replaced in its entirety by the following:
          Julia L. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 4,927 shares of Class A Common held in a trust for her benefit with her father (Claiborne R. Rankin), as trustee. Collectively, the 343,222 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2006.
     The twenty-sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas Parker Rankin is hereby deleted and replaced in its entirety by the following:
          Thomas Parker Rankin. Mr. Rankin (a) shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, and (b) has sole power to vote and dispose of 3,477 shares of Class A Common held by Mr. Rankin. Collectively, the 341,772 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2006.
[Signatures begin on the following page.]

CUSIP No.	629579 10 3	Page	29	of	29
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

RANKIN ASSOCIATES II, L.P.
By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING INDIVIDUALS Name: Rankin Management, Inc.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President, on behalf of himself,
and as:
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Julia L. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.